May 15, 2017

Eric McPhee
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Crown Castle International Corp.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 22, 2017
Form 8-K dated January 25, 2017
Filed January 25, 2017
File No. 1-16441

Dear Mr. McPhee:

We are responding to your recent letter in which you provided comment on the Crown Castle International Corp. (“Company”) Form 10-K for the fiscal year ended December 31, 2016 filed on February 22, 2017 (“Form 10-K”) and the Company’s Form 8-K dated and filed January 25, 2017 (“Form 8-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Form 8-K filed January 25, 2017

Exhibit 99.1

We note your presentation of the measure site rental gross margin. As this measure appears to be a non-GAAP measure, in future filings please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and, in future filings, we will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K with respect to our presentation of site rental gross margin.

* * * *

If you would like to discuss our responses to the comment or if you would like to discuss any other matters, please contact the undersigned at (713) 570-5105. In my absence, please contact Ken Simon, Senior Vice President and General Counsel at (713) 570-5101.

Sincerely,

/s/ Daniel K. Schlanger
Daniel K. Schlanger Senior Vice President and Chief Financial Officer
cc:    Howard Efron

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